Christina T. Roupas

T: +1 312 881 6670

croupas@cooley.com

August 19, 2022

U.S. Securities and Exchange Commission

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alex King Jay Ingram Kevin Stertzel Kevin Woody

Re:	Ambiq Micro, Inc. Draft Registration Statement on Form S-1 Submitted May 25, 2022 CIK No. 0001500412

Ladies and Gentlemen:

On behalf of Ambiq Micro, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 21, 2022 (the “Comment Letter”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on May 25, 2022 (the “DRS”) relating to the Company’s initial public offering (the “Offering”).

For the convenience of the Staff, the numbering of each paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by the Company’s response. All references to page numbers and captions correspond to pages and captions in the DRS. For the purposes of this response letter, a single underline indicates the Company’s proposed additions or changed text and strike-through text indicates the Company’s proposed deletions to the DRS.

Draft Registration Statement on Form S-1 Submitted May 25, 2022

Prospectus Summary, page 5

1.

We note your disclosure on Page 5 that your Company has partnered with “world class semiconductor foundry partners,” to outsource manufacturing of your products. According to your disclosure in the Risk Factors section on page 26, TSMC is the “only producer of semiconductor wafers that are used in [your] products.” Please revise the statement to clarify that the Company currently partners with only one semiconductor foundry manufacturer.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on pages 5 and 85 of the DRS as follows:

“For the past 12 years, we have partnered with a world-class semiconductor foundry partner~~s~~, ~~such as~~ Taiwan Semiconductor Manufacturing Company (TSMC), for our products in 180-nanometer, 90-nanometer, 40-nanometer and 22-nanometer low-power geometries (with strategic partnerships in the latter two geometries).”

Summary Consolidated Financial Data

Non-GAAP Measures, page 14

2.

We note your Non-GAAP Net Loss and Non-GAAP gross profit metrics include an adjustment for your warranty provision. It is unclear to us why you believe adjusting for your warranty provision is appropriate, given that warranty matters are a normal recurring cost associated with the production of goods and warranty matters are ultimately cash settled. Please explain to us why you believe the adjustment is appropriate or otherwise remove the adjustment from your non-GAAP measures. Refer to Item 10(e)(1)(ii) of Regulation S-K and also Question 100.01 of the Commission’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for guidance.

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August 19, 2022

Page Two

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on pages 14, 72 and 73 of the DRS to remove the adjustments for warranty provisions from non-GAAP net loss and non-GAAP gross profit as follows:

“We define non-GAAP net loss as our net loss adjusted to exclude expenses not directly attributable to the performance of our operations, such as income taxes, depreciation and amortization~~,~~ and stock-based compensation expense~~, and warranty provision~~. We define non-GAAP gross profit as our gross profit adjusted to exclude expenses not directly attributable to gross profit, such as depreciation and amortization ~~and warranty provision~~.”

Non-GAAP Net (Loss) Income:

	Year ended December 31,
	2021	2020
	(in thousands)
Net loss	$(25,342)	$(25,221)
Add:
Income taxes	25	25
Depreciation and amortization	2,611	1,925
Stock-based compensation expenses	1,290	702
Asset impairment	636	—
~~Warranty provision~~	~~700~~	~~—~~
Warrant issuance	2,381	—
Warrant valuation	19	318

Non-GAAP (Loss) Income	$(18,380)	$(22,251)

Non-GAAP Gross Profit:

	Year ended December 31,
	2021	2020
	(in thousands)
Gross Profit	$30,766	$21,574
Add:
Depreciation and amortization	1,695	960
~~Warranty provision~~	~~700~~	~~—~~

Non-GAAP Gross Profit	$32,461	$22,534

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August 19, 2022

Page Three

Risk Factors

Some of our end customer and other third-party agreements provide ..., page 21

3.

We note your disclosure that you hold various third-party development, product collaboration, and tech licensing agreements with third parties. Please disclose the scope and term of any material agreements and file them as exhibits to your registration statement. In addition, include a discussion of the duration and scope of the agreements that are material to your business.

Response: The Company respectfully advises the Staff that it has determined that all of its third-party development, product collaboration, and tech licensing agreements with third parties (collectively, the “partnership agreements”), including those with ARM Limited, Cadence Design Systems, Inc., and Think Silicon Research and Technology (Single Member) S.A. referenced in the DRS, are not material agreements under Item 601(b)(10) of Regulation S-K because (1) each of these agreements was entered into in the ordinary course of the Company’s business and (2) the Company’s business is not substantially dependent on any of these agreements.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions, as discussed in the paragraph below. The Company has reviewed its arrangements and relationships with its third-party development, product collaboration, and tech licensing partners, and, based on that review, believes that such partnership agreements are the types of arrangements that typically accompany the kind of business conducted by the Company in the ordinary course.

Since the partnership agreements were made in the ordinary course of the Company’s business, the remaining consideration is whether any of the exceptions in Item 601(b)(10)(ii) apply so as to require the partnership agreements to be filed. None of the exceptions apply; however, the Company’s analysis with respect to the exception set forth in Item 601(b)(10)(ii)(B) for any contract upon which the Company’s business is substantially dependent is set forth below.

The Company respectfully notes that its business is not substantially dependent on any of the partnership agreements. First, the Company has fostered commercial relationships with each of the third-party development, product collaboration, and tech licensing partners, and by contracting with each of these partners separately, no single agreement is material to the Company, nor is the Company’s business substantially dependent on any single agreement. Second, other companies in the industry provide similar partnership opportunities, including companies with resources that are comparable to those of ARM Limited, Cadence Design Systems, Inc., and Think Silicon Research and Technology (Single Member) S.A. The Company believes that such alternate third parties can provide partnership opportunities that are substantially similar to those that it receives from its existing partners and collaborators. In addition, the Company believes that it could transition to one or more alternative partners on commercially reasonable terms. While transitioning to alternative partners could potentially be disruptive and the Company may incur certain transition costs for a limited period, the Company believes such an occurrence would not cause substantial harm to the Company’s business or results of operations over the longer term.

The Company will continue to evaluate each of its partnership agreements and, if required under Item 601(b)(10) of Regulation S-K, will file such agreement as an exhibit in a subsequent filing with the Commission.

Industry and Market Data, page 55

4.

Please tell us whether you commissioned any of the reports or studies referenced in this section. With respect to the disclaimer regarding the disclosure characterized as “Gartner content,” please explain the basis for attempting to limit investors’ reliance on the information provided. In doing so, please indicate how management assessed the reliability of the information and whether it has adopted this information as management’s belief.

Response: The Company respectfully advises the Staff that neither it nor any Offering participants commissioned any of the reports that it cites in the “Industry and Market Data” section of the DRS. With respect to the Gartner content, the Company respectfully advises the Staff that Gartner only permits use of its content with specific disclaimers that the research opinion and viewpoints of Gartner disclosed are merely such opinions and not matters of fact, and that the information provided is tied to a certain date. The Company respectfully advises the Staff that each item of information provided to investors is sufficiently tied to the date of the reports and disclosed in a manner that readily enables investors to understand the limitations of the reports with regard to the information available at the time the report was generated.

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August 19, 2022

Page Four

As noted in the paragraph following the disclaimer for the Gartner report, the Company affirms that management does find that “the estimated market and industry data included in this prospectus are generally reliable” based on its review of the data and, on its general knowledge of and experience in the industry and comparison to other industry sources it deems reliable. However, management also clarified that the information presented is based on management’s estimates and assumptions and information available at the time it is presented and thus cautions investors against undue reliance on such estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Year Ended December 31, 2021 and 2020, page 69

5.

Please expand you MD&A to quantify the individual factors that contributed to the overall decrease or increase in your financial statement line items. For instance, quantify the impact increased wafer fabrication costs and reduced yields on newer products had on your overall decrease in gross margin.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on pages 69 and 70 of the DRS as follows:

“Gross profit increased $9.2 million, or 43%, from $21.6 million in 2020 to $30.8 million, representing an overall gross margin decrease of 8%, from 42% in 2020 to 34% in 2021. The increase in gross profit was driven by price and product mix improvements of $19.1 million and increased unit volume contributions of $10.0 million, which were partially offset by: (i) cost increases of $15.1 million due to increased manufacturing costs and reduced yields incurred during the Apollo4 product launch, (ii) increased overhead costs of $3.6 million due to expedited charges to meet customer delivery requirements and increased depreciation expense resulting from the capitalization of mask costs related to our Apollo4 product, and (iii) increased royalty expense of $1.2 million resulting from sales growth. ~~The decrease was primarily attributable to increased wafer fabrication costs and reduced yields on newer products. In addition, in 2021, several expedited shipments increased shipping and handling costs.~~”

“Research and development expenses increased $8.3 million, or 30%, from $27.8 million in 2020 to $36.1 million in 2021. The overall increase in research and development was primarily attributable to $7.9 million of increased costs associated with our showcase 22nm Apollo4 product launch in 2021 with no corresponding product launches in 2020 and an increase in compensation related expense due to a net headcount increase of 23 to support planned future product development as well as ongoing product maintenance requirements. These increases were partially offset by a $4.7 million stock option surrender charge in fiscal year 2020 that did not reoccur in 2021. ~~increased engineering cores and production wafers associated with the Apollo4 product launch in 2021, in addition to a net headcount increase of 23 to support planned future product development.~~”

“Other expense decreased $0.1 million, or 37%, from $0.4 million in 2020 to $0.3 million in 2021. ~~Other expense in 2021 and 2020 were primarily related to the mark to market of our warrant liability and remeasurement on foreign currency denominated monetary assets and liabilities.~~ Other expense in 2021 and 2020 was primarily related to the mark to market of our warrant liability for $0.1 million and $0.3 million, respectively and the remeasurement on foreign currency denominated monetary assets and liabilities of $0.2 million and $0.1 million, respectively.”

Employees; Facilities, page 92

6.

We note your disclosure that you have employees located in the US, China, Taiwan and Singapore, along with offices in Austin, Taiwan, and China. Please clarify specifically where you have facilities and a distribution of your employees by location.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise the disclosures on page 92 of the DRS under the caption “Employees” to specifically disclose the distribution of its employees by location as set forth below. The Company supplementally advises the Staff that it has no owned properties or leased facilities outside of the disclosed locations in Austin, Taiwan and China.

“As of December 31, 2021, we had 148 full-time equivalent employees, of whom 67 were located in the United States, 53 in China, 25 in Taiwan and 3 in Singapore, including 105 in research and development (including 28 in software and system-level design), 17 in sales and marketing, 14 in general and administrative, and 12 in operations.”

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August 19, 2022

Page Five

Board Composition, page 95

7.

Please update your disclosures relating to the Board Composition, including disclosing the currently authorized number of Directors, the composition of each Class of Directors, and Committee assignments.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure on page 95 of the DRS to disclose the current authorized number of directors as follows:

“Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. Our board of directors may establish the authorized number of directors from time to time by resolution and the authorized number of directors comprising our board of directors is currently set at nine with one vacancy. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis and additionally as required.”

The Company respectfully advises the Staff that it intends to determine and disclose the details of the board composition, including the authorized number of directors, the composition of each class of directors, and committee assignments, prior to finalizing its preliminary prospectus.

Principal Stockholders, page 117

8.

We note the inclusion of Paul Rolls as the Chief Revenue Officer on page 93 and the summation of “All directors and executive officers as a group (9 persons)” within the table of Principal Stockholders. Please advise as to why Paul Rolls was excluded from the list of Named Executive Officers within the table.

Response: The Company respectfully advises the Staff that Paul Rolls does not qualify as a “named executive officer” under the definitions set forth in Items 402 and 403 of Regulation S-K, which generally require service as an executive officer as of the end of the most recently completed fiscal year. Mr. Rolls became an executive officer of the Company in February 2022 and therefore did not serve as an executive officer of the Company during, or as of the end of, the Company’s most recently completed fiscal year as of December 31, 2021. As Item 403 of Regulation S-K requires the Company to (i) list individually its directors and named executive officers and their respective beneficial ownership and (ii) disclose the beneficial ownership of all directors and executive officers as a group as of the most recent practicable date, the Company did not name Mr. Rolls in the table as a named executive officer, but included his holdings in the “All directors and executive officers as a group (9 persons)” line within the table of Principal Stockholders.

Cooley LLP    110 N. Wacker Drive    Suite 4200    Chicago, IL    60606

t: +1 312 881 6500    f: +1 312 881 6598    cooley.com

August 19, 2022

Page Six

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely

/s/ Christina T. Roupas

Christina T. Roupas

cc:     Fumihide Esaka, Ambiq Micro, Inc.

Courtney M.W. Tygesson, Cooley LLP

Michael Platt, Cooley LLP

Cooley LLP    110 N. Wacker Drive    Suite 4200    Chicago, IL    60606

t: +1 312 881 6500    f: +1 312 881 6598    cooley.com